Filed Pursuant to Rule 433
Registration Nos. 333-192577,
333-192577-01 and 333-192577-02

Free Writing Prospectus, dated March 3, 2015

Cabela’s Credit Card Master Note Trust

Issuing Entity

WFB Funding, LLC Depositor	World’s Foremost Bank Originator, Sponsor, Bank and Servicer

Series 2015-I Asset-Backed Notes

The depositor has prepared a preliminary prospectus supplement dated March 3, 2015 and prospectus dated March 3, 2015 which describe the Series 2015-I Class A-1 notes and Class A-2 notes (collectively, the “offered notes”) to be issued by the issuing entity. You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the offered notes.

Ratings

The depositor expects that the offered notes issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations listed below.

	Standard & Poor’s Ratings Services (“Standard & Poor’s”)	Fitch. Inc. and Fitch Ratings Ltd. (collectively “Fitch”)	DBRS, Inc. (“DBRS”)
Class A-1 notes	AAA(sf)	AAAsf	AAA(sf)

Class A-2 notes	AAA(sf)	AAAsf	AAA(sf)

It is a condition to the issuance of the offered notes that the offered notes receive the ratings listed above.

You should consider carefully the risk factor described below, as well as the risk factors beginning on page S-19 in the prospectus supplement and page 2 in the prospectus.

Underwriters of the Series 2015-I Class A-1 notes and Class A-2 notes

RBC Capital Markets		BofA Merrill Lynch

Wells Fargo Securities

The depositor has filed a registration statement (including a prospectus) (File No. 333-192577) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling the depositor at (402) 323-5958.

Risk Factor

The ratings for the notes are

limited in scope, may not

continue to be issued, do not

consider the suitability of an

investment in the securities for

you and the notes may receive an

unsolicited rating, which may

have an adverse effect on the

liquidity or the market price of

the notes

A note rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full on the final maturity date for the notes. A note rating is not a recommendation to buy, sell or hold the notes. Ratings on the notes may be lowered, qualified or withdrawn at any time after the notes are issued without notice from the issuing entity or the depositor. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes. Ratings on the notes do not address the timing of distributions of principal on the notes prior to the applicable final scheduled payment date. The ratings do not consider the prices of the notes or their suitability to a particular investor.

Standard & Poor’s, Fitch and DBRS (the “Hired Rating Agencies”) have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Rating Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

It is possible that other ratings agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Rating Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this free writing prospectus. Consequently, if you intend to purchase offered notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Rating Agencies, the liquidity or the market value of your note may be adversely affected.

On February 19, 2009, Moody’s Investor Service, Inc. (“Moody’s”) announced that it had downgraded the ratings on 21 classes of asset-backed notes issued by the issuing entity. None of these classes of notes include the offered notes. Moody’s cited several reasons for its decision to downgrade the classes of notes, including its negative outlook on the credit card sector. In addition, Moody’s noted that the current economic environment made Cabela’s credit card program vulnerable to significant performance volatility. In particular, Moody’s noted that the dependence of Cabela’s on the securitization markets has reduced the financial flexibility for Cabela’s, due to economic conditions and protracted turmoil in the credit markets. Also, Moody’s cited the absence of a contracted back-up servicing agreement.